Exhibit 99.67

Volaris Reports June 2017 Traffic Results, Passenger Growth of 4%, Load Factor of 89%

MEXICO CITY--(BUSINESS WIRE)--July 10, 2017--Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports June 2017 and year-to-date preliminary traffic results.

During June 2017 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 7.8% year over year. Total demand, as measured in Revenue Passenger Miles (RPMs), in June 2017 increased 8.0% year over year, reaching 1.3 billion. Volaris transported a total of 1.3 million passengers during the month, an increase of 3.7% year over year. Network load factor for June was 89.1%, an increase of 0.2 percentage points year over year.

During the first six months of 2017, Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 16.7% year over year. Total demand, as measured in Revenue Passenger Miles (RPMs), for the six months ended June 2017 increased 15.2% year over year, reaching 7.8 billion. Volaris transported a total of 8.0 million passengers during the first six months of 2017, an increase of 13.5% year over year. Network load factor for the first six months of the year was 84.5%, a decrease of 1.1 percentage points year over year.

During June 2017, Volaris started to operate two domestic routes (Cozumel, Quintana Roo – Guadalajara, Jalisco and Guadalajara, Jalisco – Oaxaca, Oaxaca) and one international route (Los Angeles, California – Oaxaca, Oaxaca).

The following table summarizes Volaris traffic results for the month and year-to-date.

	June 2017	June 2016	Variance	Six months ended June 2017	Six months ended June 2016	Variance
RPMs (in millions, scheduled & charter)
Domestic	895	842	6.3%	5,313	4,739	12.1%
International	416	373	11.8%	2,443	1,996	22.4%
Total	1,311	1,215	8.0%	7,756	6,735	15.2%
ASMs (in millions, scheduled & charter)
Domestic	988	954	3.5%	6,139	5,549	10.6%
International	484	411	17.7%	3,047	2,323	31.2%
Total	1,472	1,365	7.8%	9,186	7,872	16.7%
Load Factor (in %, scheduled)
Domestic	90.6%	88.3%	2.3 pp	86.5%	85.4%	1.1 pp
International	85.8%	90.5%	(4.7) pp	80.2%	85.9%	(5.7) pp
Total	89.1%	88.9%	0.2 pp	84.5%	85.6%	(1.1) pp
Passengers (in thousands, scheduled & charter)
Domestic	1,037	1,016	2.1%	6,340	5,684	11.5%
International	285	259	9.9%	1,688	1,386	21.8%
Total	1,322	1,275	3.7%	8,028	7,070	13.5%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:
*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 164 and its fleet from four to 66 aircraft. Volaris offers more than 306 daily flight segments on routes that connect 40 cities in Mexico and 28 cities in the United States and Central America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eight consecutive years. For more information, please visit: www.volaris.com

CONTACT:
Volaris
Investor Relations contact:
Andrés Pliego, +52 55 5261 6444
Investor Relations
ir@volaris.com
or
Media contact:
Cynthia Llanos, +52 1 55 4577 0803
cllanos@gcya.net